LANDBANK GROUP, INC.
                             7030 Hayvenhurst Avenue
                             Van Nuys, CA 91406-3801
                                 (818) 464-1640

                                                                January 23, 2007

Karen J. Garnett
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Ms. Garnett:

Pursuant to your letter dated January 15, 2007, I herewith submit the following responses to the SEC's additional comments which were set forth therein:


Description of Business, page 3
-------------------------------

     1. We note your responses to comment 15 and your revised disclosures on page 3. However, based on our review of Exhibits 2.1 and 2.2 it appears that in the transactions the company did not spin-off the ISNG subsidiary pro-rata to its shareholders, but rather sold the subsidiary to its principal shareholders in return for their agreement to sell their shares in the company to the Landbank, LLC members for $140,000 in cash. Please revise the disclosure accordingly, or advise.

The Company has complied with this comment by revising the relevant disclosure in Item 1 under the section entitled "Description of Business: Acquisition of Landbank, LLC," commencing on page 3 of the registration statement, with conforming changes elsewhere as appropriate.

Management's Discussion and Analysis or Plan of Operations, Page 10
-------------------------------------------------------------------

     2. We have read your response to prior comment 6. Considering that there are certain highly subjective assumptions made as to the fair market value of your properties, that a change in these assumptions could result in a material change in your financial statements, and that your properties comprise approximately 88% if your total assets as of June 30, 2006, we continue to believe you should provide disclosure about your impairment policy as a critical accounting estimate. Reference is made to FR-72.

The Company has complied with this comment by adding the disclosure recommended by the Staff to Item 2 "Management's Disclosure and Analysis" under a separate heading "Critical Accounting Estimates." See page 11 of the amended registration statement.

Executive Compensation, page 19
-------------------------------

     3. Please provide updated executive compensation disclosures for fiscal year 2006. Please note that Item 402 of Regulation S-B has been revised for periods ending after December 31, 2006. Refer to Securities Act Release No. 33-8732 (published August 29, 2006).

The Company has complied with this comment by updating and revising the disclosure in Item 6 "Executive Compensation" on page 21 of the amended registration statement.

Certain Relationships and Related Party Transactions, page 19
-------------------------------------------------------------

     4. As noted above, it appears that the company sold the ISNG subsidiary to its principal shareholders in connection with the Landbank, LLC acquisition. Please revise your disclosure regarding this sale to include the names of the former shareholders that acquired the subsidiary, the percentage of your shares they controlled at the time of transaction, all additional consideration received by them in the transaction, including the payment of $140,000 by Landbank, and the consideration they provided in return. Please disclose the assets and liabilities of the company immediately prior to the Landbank acquisition other than the ISNG subsidiary, and the assets and liabilities of the ISNG subsidiary transferred to these shareholders at the time of the transaction.

The Company has complied with this comment by revising the relevant disclosures in Item 7 "Certain Relationships and Related Transactions" on page 24 of the amended registration statement.

     5. Please provide the disclosure required by Item 404( c) of Regulation S-B for the former members of Landbank Group, LLC

The Company has complied with this comment by adding the referenced disclosure to Item 7 "Certain Relationships and Related Transactions" on pages 26-27 of the amended registration statement.

Financial Statements
--------------------

Landbank Group, Inc. and Subsidiary
-----------------------------------

     6. We have read your response to prior comment 18 but are unable to locate your September 30, 2006 financial statements. As previously requested, please update your financial statements pursuant to Item 310(g) of Regulation S-B.

The financials comprising Part F/S of the original filing, filed November 14, 2006, were erroneously submitted as part of the amended filing on January 4, 2007, and accordingly our September 30, 2006 financial statements were erroneously omitted from the amended filing. Upon becoming aware of this error, Part F/S was amended accordingly and immediately resubmitted on January 12, 2007. This amended Part F/S, further revised to incorporate the Staff's most recent comments, has been included in our amended registration statement filed in connection with this response letter.

Note 1 - Nature of Business and significant Accounting Policies, page F-7

Nature of Business, page F-7

     7. We have read your response to prior comment 19. Please revise your disclosure to clarify that immediately prior to the merger, iStorage Networks, Inc. divested all of its previous operations, assets and liabilities.

The Company has complied with this comment by revising the relevant disclosure in Note 1 to our consolidated financial statements on page F-7 of the amended registration statement.

Inventory, page F-8
-------------------

     8. We have read your response to prior comment 22 and note that the company to date has not experienced any asset impairment or disposal of long-lived assets. This is inconsistent with the statement made in response to prior comment 6 that "only a very few properties have become impaired". Please reconcile these statements for us, quantify the amount (if any) of impairment expense recorded, and tell us where the charge has been recorded in the statement of operations.

We acknowledge the inconsistency in our prior responses, and respectfully confirm that our response to comment 22 was correct, in that, to date the Company has not experienced any asset impairment or disposal of long-lived assets. We apologize for any confusion caused by our erroneous statement in response to prior comment 6.

     9. Further to our previous comment, considering that your land parcels comprise approximately 88% of your total assets as of June 30, 2006, it appears that your accounting principles and your method of applying those principles to your properties materially affect your financial position and results of operations. Please revise to disclose how you account for the impairment and disposal of your properties, such as when you measure and recognize an impairment loss.

The Company has complied with this comment by revising the relevant disclosure in Note 1 to the Company's consolidated financial statements on page F-8 of the amended registration statement, and in Note 1 to the 2005 audited financial statements for Landbank LLC on F-27 of the amended registration statement.

     Issuance of Shares for Service, page F-9
     ----------------------------------------

     10. Based upon your disclosure on page 19, we note that on November 2, 2006, the Board adopted a Stock Incentive Plan and the company's two independent directors were granted options under this Plan. Please amend to include your accounting policy related to stock-based compensation as well as the effect your adoption of SFAS 123(R) will have on your financial condition and results of operations.

The Company has complied with this comment by revising the relevant disclosure in Note 1 of the Company's consolidated financial statements on page F-9 of the amended registration statement.

Landbank, LLC
-------------

     11. We have read your response to prior comment 24 but are unable to agree with your conclusions. We consider the exchange of shares with Landbank, LLC to be a capital transaction in substance, rather than a business combination. Consistent with reverse purchase accounting, operations prior to the merger are those of the acquirer (Landbank, LLC) however, historical stockholders' equity of the acquirer prior to the merger is retroactively restated for the equivalent number of shares received in the merger. Please advise us of the basis in GAAP for your accounting treatment or revise to present the 2005 historical financial statements of the Registrant after giving retroactive effect to the recapitalization. Please have your independent registered public accounting firm update their report as appropriate.

The Company has complied with this comment by revising the relevant disclosure in the 2005 audited financial statements, which revisions have been incorporated in an updated report from our independent public accounting firm, commencing on page F- 22 of the amended registration statement.

iStorage Networks, Inc. and Subsidiary
--------------------------------------

     12. We have read your response to prior comment 25 and note the inclusion of the iStorage Networks, Inc. financial statements in the amended registration statement. Please revise or advise us. We reissue prior comment 25.

As set forth in our response to Comment No. 6, the financials comprising Part F/S of the original filing, filed November 14, 2006, were erroneously submitted as part of the amended filing on January 4, 2007. Upon discovering this error, Part F/S was amended accordingly and immediately resubmitted on January 12, 2007. Amended Part F/S, further revised to incorporate the Staff's most recent comments, has been included in our amended registration statement filed in connection with this response letter.


I hope the above has adequately addressed each and every comment.


                                                    Sincerely,

                                                    /s/ Doug Gravink

                                                    Doug Gravink
                                                    Chief Executive Officer